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                          March 18, 2021

       Warren B. Kanders
       Executive Chairman and Director
       Clarus Corporation
       2084 East 3900 South
       Salt Lake City, Utah 84124

                                                        Re: Clarus Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed March 10,
2021
                                                            File No. 333-254105

       Dear Mr. Kanders:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Andi
Carpenter at 202-551-3645 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing